Exhibit 99.1

Claude Generates Q2 Net Profit of $3.3 Million

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, Aug. 6, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported its 2014 second quarter operating and financial results. All dollar amounts are in Canadian dollars unless stated otherwise.

Financial Highlights:

•	Revenue of $24.7 million, representing a 53% increase period over period, from the sale of 17,690 ounces of gold.
•	Total cash cost per ounce of gold (1) was $753 (U.S. $691), a 14% decrease from the second quarter in 2013.
•	Cash flow from operations before net changes in non-cash operating working capital (1) of $9.9 million, or $0.05 per share.
•	Net profit of $3.3 million, or $0.02 per share.
•	Debt reduction totaling $7.1 million during the first half of 2014.
•	Production and cost guidance revised to reflect better than expected operating performance.

Operating Highlights:

•	Set new highs in safety and environment performance.
•	Record production of 18,742 ounces of gold, a 51% increase period over period.
•	50% improvement on head grade from Q2 2013 of 7.7 grams per tonne.
•	Santoy Gap initial production averaged 110 tonnes per day at approximately 7.1 grams per tonne in May and June.

Mike Sylvestre, Interim President and Chief Executive Officer, commented, "The increase in production and the decrease in unit costs were driven by an increase in grade and the continued success of our cash flow optimization plan. The Seabee and Santoy Mines have performed consistently over the past four quarters by producing over 50,000 ounces and I expect that trend to continue. Based on our first half performance, the Company has raised its production guidance to 50,000 to 54,000 ounces of gold for 2014."

"Not only did we improve operating performance, we are also ahead of schedule in the development of the Santoy Gap and will begin long-hole mining during the latter part of the third quarter. Santoy Gap provides the Company with the ability to grow our production profile and margins with minimal capital expenditures. In addition, since the start of this year, we have been able to reduce our debt by over $7.0 million. With improved production, lower unit costs and continued debt reduction, the Company is well positioned to deliver shareholder value."

Financial Results

Highlights of Financial Results of Operations
	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013

Revenue	$24,718	$16,070	$40,342	$31,348
Production costs	$12,594	$10,088	$23,222	$21,672
Production royalty (NSR)	$734	$-	$792	$-
Depreciation and depletion	$6,644	$5,794	$12,237	$10,343
Gross profit (loss)	$4,746	$188	$4,091	$(667)
Net profit (loss)	$3,327	$(9,915)	$(1,784)	$(12,452)
Earnings (loss) per share (basic and diluted)	$0.02	$(0.06)	$(0.01)	$(0.07)

Average realized price per ounce (CDN$)	$1,397	$1,393	$1,413	$1,505
Total cash costs per ounce (CDN$)	$753	$875	$841	$1,040
Net cash margin per ounce sold (CDN$)	$644	$518	$572	$465

Gold revenue from the Company's Seabee Gold Operation for the quarter increased 53% to $24.7 million from $16.1 million reported in the second quarter of 2013. The increase in gold revenue period over period was attributable to 53% higher gold sales volume (Q2 2014 - 17,690; Q2 2013 - 11,532 ounces). Year to date, the Company generated $40.3 million in revenue, a 29% increase over the first half of 2013.

During the quarter, mine production costs were $12.6 million (Q2 2013 - $10.1 million). Total cash cost per ounce of gold (1) for the second quarter decreased 14% to $753 (U.S. $691) from $875 (U.S. $855) during the second quarter of 2013. Year to date, cash cost per ounce of gold was $841 (U.S. $767), a 19% decrease from the cash cost per ounce of $1,040 (U.S. $1,024) reported during the first half of 2013.

Cash flow from operations before net changes in non-cash operating working capital (1) of $9.9 million, or $0.05 per share, was significantly up from the $3.7 million, or $0.02 per share, reported in the second quarter of 2013. Year to date, cash flow from operations before net changes in non-cash working capital (1) of $11.6 million, or $0.06 per share was considerably higher than the $5.0 million or $0.03 per share during the comparable period.

During the second quarter, the Company recorded net profit of $3.3 million, or $0.02 per share (Q2 2013 - net loss of $9.9 million, or $0.06 per share). For the six months ended June 30, 2014, the Company recorded a net loss of $1.8 million, or $0.01 per share (YTD 2013 - net loss of $12.5 million, or $0.07 per share). The increase in net profit is primarily related to an increase in gold sales volume, the successful integration of the Company's cash flow optimization plan and continued operational improvements.

Operations

During the second quarter of 2014, the Company milled 79,746 tonnes at a grade of 7.70 grams of gold per tonne (Q2 2013 - 79,077 tonnes at a grade of 5.13 grams of gold per tonne) for total production of 18,742 ounces of gold (Q2 2013 - production of 12,438 ounces of gold). This 51% increase in ounces produced is attributable to a 51% increase in grade while tonnes milled were consistent with the comparable period in 2013. The increase in grade is mainly attributable to the L62 deposit and the production ramp up of Santoy Gap. Year to date, the Company milled 144,116 tonnes at a grade of 6.83 grams per tonne for total production of 30,086 ounces of gold representing a 47% increase from the first half of 2013.

In addition to record production, the Company set new highs in safety and environment performance.

Seabee Gold Operation Production Data
	Q2	Q2	YTD	YTD
	2014	2013	2014	2013
Tonnes Milled	79,746	79,077	144,116	140,954
Head Grade (grams per tonne)	7.70	5.13	6.83	4.77
Recovery (%)	95.0	95.3	95.0	94.9
Gold Produced (ounces)	18,742	12,438	30,086	20,520
Gold Sold (ounces)	17,690	11,532	28,555	20,833

Santoy Gap Update

In June, the Company completed the Santoy Gap ventilation raise to surface ahead of schedule. This is a significant milestone as it allows the Company to improve development rates by increasing the underground activity to advance the ore body towards safe and sustainable production.

During the quarter, development was ongoing in the eastern portion of the ore body on four levels with long-hole production expected to begin ahead of schedule during the third quarter. Ramp-up will continue throughout 2014 with targeted production of 200 to 300 tonnes per day by the end of the fourth quarter.

To support the production ramp-up, the Company is conducting a 27,000 metre infill drilling program to better define the Santoy Gap resource and optimize mine design. To date, the results have been very positive in terms of grade continuity and are above the current Mineral Reserve grade.

Exploration

Drilling at the Seabee Gold Operation is anticipated to increase to 60,000 metres (formerly 52,000 metres).  Focus will continue to be on low cost per ounce targets, proximal to infrastructure with the potential to materially impact near-term production, drive resource growth and to positively impact the Company's Mineral Reserves and Mineral Resources.

Outlook

Based on the production improvements during the first half of 2014, the Company has increased its total 2014 gold production forecast to 50,000 to 54,000 ounces of gold (previously 47,000 to 51,000 ounces) from the Seabee Gold Operation.  The Company has also revised its unit cash cost target for 2014 to be approximately 10% lower than 2013's unit cash cost of $983 per ounce. Quarterly operating results are expected to fluctuate throughout 2014; as such, they will not necessarily be reflective of the full year average.

Conference Call and Webcast

We invite you to join our Conference Call and Webcast today at 1:30 PM Eastern Time.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay of the conference call will be available until August 13, 2014 by calling 1-855-859-2056 and entering the password 74718562.

To view and listen to the webcast please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1386603/1538291

A copy of Claude's 2014 Q2 Management's Discussion & Analysis, Financial Statements and Notes thereto (unaudited) can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold mining and exploration company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes

(1)	See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and Reconciliations" section in the Company's 2014 Q2 MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information:

Mike Sylvestre, Chair, Interim President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 08:30e 06-AUG-14